
November 23, 2010

Anna Williams
Vice President and Chief Financial Officer
HKN, Inc.
180 South Street, Suite 200
Southlake, TX 76092

> **Re:** **HKN, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-170218**
> **Filed October 29, 2010**
>
> **Definitive Proxy Statement**
> **File No. 1-10262**
> **Filed July 14, 2010**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 1-10262**
> **Filed February 19, 2010, as amended April 14, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 1-10262**
> **Filed November 4, 2010**

Dear Ms. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed October 29, 2010

1.   Please note that we will not be in a position to entertain a request for acceleration of effectiveness of your registration statement until we have cleared all outstanding comments on your filings.

Summary, page 7

Consolidated Financial Data, page 7

2.   Please update the table on page eight to include the financial information for the nine months ended September 30, 2010 and 2009.

Exhibit 23.3

3.   The consent provided by your independent petroleum engineer does not consent to the reference of such firm as an expert. Please obtain and file a revised consent that includes such reference. Please refer to Rule 436 of the Securities Act for further guidance.

Definitive Proxy Statement Filed July 14, 2010

4.   We note that we sent you a comment letter on July 12, 2010 with respect to the preliminary proxy statement filed on June 15, 2010. Although you did not provide a response letter, we note that you filed a definitive proxy statement on July 14, 2010 in which you removed the proposals to alter your capital structure. Please tell us what your present intentions are with respect to these proposals.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Oil and Gas Properties and Locations, page 5

Acreage and Wells, page 6

5.   We note your statements on page 9 that curtailments in capital expenditures could cause you to lose certain prospect acreage. Please tell us how you considered disclosing the minimum remaining terms of leases and concessions pursuant to Item 1208(b) of Regulation S-K.

Reserve Information, page 7

6.   Please modify to disclose the qualifications of the technical person(s) primarily responsible for overseeing the preparation of your reserve estimates, and disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserves estimates from your third party engineers. We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

7.   Please modify to provide the information required by Item 1203 of Regulation S-K, or tell us why it is not applicable.

8.   Please modify to separately disclose the quantities of proved undeveloped oil and gas reserves, as required by ASC 932-235-50-4.

9.   Notes two and three to your proved reserve table on page eight explain that the volumes presented do not include amounts related to your equity method investment in Spitfire, and that Spitfire's reserves are not compiled in accordance with SEC guidelines and are as of March 31 of the respective years. Please modify your disclosure to provide the reserves related to your equity method investment in Spitfire as of December 31 of the respective years, and in accordance with SEC guidelines. This comment is also applicable to footnote one to the table on page 75 regarding the standardized measure values related to your equity method investment in Spitfire. Please see ASC 932-235-50 for further guidance.

Quantitative and Qualitative Disclosures About Market Risk, page 42

10.   We note your disclosure consists of a narrative describing the various risks you face. Please explain to us how your disclosure complies with Item 305 of Regulation S-K. In this regard, it appears you have not included any quantitative information under Item 305(a), and your description of how you manage your exposure to risk pursuant to Item 305(b) appears quite limited.

Notes to Consolidated Financial Statements, page 48

Note 1. Summary of Significant Accounting Policies, page 48

Consolidation of Variable Interest Entity, page 48

11.   We note you have concluded that Britewater International, LLC represents a variable interest entity and that you have consolidated your 19.5% interest in this entity at December 31, 2009. Please provide us with your accounting analysis under ASC 810-10 that supports your accounting for Britewater.

Note 3. Other Investments, page 56

Investment in Global, page 57

12.   We note your statement that because you do not have the ability to obtain US GAAP
        financial statements for your 34% equity investment in Global Energy, you account for such
        investment under the cost method as an available-for-sale security. Please provide us with
        your analysis under US GAAP that indicates not applying the equity method to this
        investment is appropriate. In this regard, it appears you have the ability to exercise
        significant influence over Global Energy by virtue of your 34% equity investment and
        Mikel Faulkner's position as Executive Chairman, and it is unclear to us why difficulty in
        obtaining information is an appropriate basis for not applying the equity method under US
        GAAP.

Note 10. Income Taxes, page 64

13.   You indicate that you have accrued $225,000 based on a probability-weighted fair value
        assessment of the Global stock you sold in fiscal 2005 in response to the IRS's Revenue
        Agent Report you received in August 2008. Please describe to us in further detail your
        application of ASC 740 with respect to the facts and circumstances of this transaction.

Exhibits 99.1

14.   Please obtain and file a revised report from your third party engineer to provide the
        information set forth in Item 1202(a)(8)(iv), (viii) and (ix) of Regulation S-K or tell us why
        the requested disclosure is inapplicable.

Exhibit 99.2

15.   Please obtain and file a revised report from your third party engineer that includes a
        statement that such assumptions, data, methods and procedures are appropriate as required
        by Item 1202(a)(8)(iv); and provide the information set forth in Item 1202(a)(8)(vi – ix) of
        Regulation S-K or tell us why the requested disclosure is inapplicable.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 2. Investment in Britewater International, LLC, page 10

Valuation of Investment in BWI, page 11

16.   We note your disclosure that "We applied the discounted value of $2.01 per share to the total of the 1.0 million restricted shares transferred and the potential 725 thousand restricted shares to be issued upon the exercise of the put or call options. The net effect of the $2.01 share price and 725,000 share put or call option resulted in consideration paid of approximately $1.4 million." Please provide us the following information regarding this transaction:

- The value, if any, ascribed to the put or call options at the time of the acquisition; and,

- Explain how the issuance of 1 million restricted shares with a value of $2.01 per share, results in total consideration transferred of $1.4 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
         Bruce H. Hallett, Esq.
         (214) 922-4142